         As filed with the Securities and Exchange Commission on _______________

                                               Registration No. ________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               MAXTOR CORPORATION
             (Exact name of registrant as specified in its charter)


          Delaware                                       77-0123732
(State of other jurisdiction                (I.R.S. employer identification no.)
of incorporation or organization)

                510 Cottonwood Drive, Milpitas, California 95035
               (Address of principal executive offices) (Zip code)

                               MAXTOR CORPORATION
                           1998 RESTRICTED STOCK PLAN
                   AMENDED AND RESTATED 1996 STOCK OPTION PLAN
                        1998 EMPLOYEE STOCK PURCHASE PLAN
                            (Full title of the plans)

                                Glenn H. Stevens
                  Vice President, General Counsel and Secretary
                               MAXTOR CORPORATION
                              510 Cottonwood Drive
                           Milpitas, California 95035
                     (Name and address of agent for service)



Telephone number, including area code, of agent for service:  (408) 432-1700

This registration statement shall hereafter become effective in accordance with Rule 462 promulgated under the Securities Act of 1933, as amended.

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

                                                  Proposed maximum        Proposed maximum
Title of Securities to       Amount to be          offering price        aggregate offering          Amount of
  be registered(1)           registered(2)          per share(3)              price(3)            registration fee
------------------------ ---------------------- ---------------------- ----------------------- ----------------------
1998 Restricted Stock Plan
 (the "Stock Plan")
Common Stock                    390,000                 $7.00                $2,730,000               $805.35
Par Value $0.01

Amended and Restated 1996
 Stock Option Plan
 (the "Option Plan")
Common Stock                   1,442,330               $6.2174              $8,967,542.50           $17,454.68
Par Value $0.01                7,219,767              $6.95325              $50,200,844

1998 Employee Stock
 Purchase Plan
 the "Purchase Plan")
Common Stock                   1,700,000                $5.92               $10,064,000              $2,968.88
Par Value $0.01

TOTALS                        10,752,097                                    $71,962,386.50           $21,228.91


-------------------------------

1 The securities to be registered include options and rights to acquire Common Stock.

2 Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

3 Estimated pursuant to Rule 457 solely for purposes of calculating the registration fee. As to shares subject to outstanding purchase rights under the Stock Plan, the price is computed on the basis of the weighted average purchase price. As to shares subject to outstanding but unexercised options under the Option Plan, the price is computed on the basis of the weighted average exercise price. As to the remaining shares under the Option Plan, the $6.95325 price is based upon the average of the high and low prices of the Common Stock on August 4, 1998, as reported on the Nasdaq National Market. The Purchase Plan establishes a purchase price equal to 85% of the fair market value of the Company's Common Stock, and, therefore, the price for shares under this plan is based upon 85% of the average of the high and low prices of the Common Stock on August 4, 1998, as reported on the Nasdaq National Market.

                               REOFFER PROSPECTUS

                                 390,000 SHARES

                               MAXTOR CORPORATION

                                  COMMON STOCK

This S-3 Reoffer Prospectus filed under Form S-8 Prospectus covers 390,000 shares of common stock, 0.01 par value (the "Common Stock"), of Maxtor Corporation (the "Company"), which have been issued pursuant to the Company's 1998 Restricted Stock Plan. The shares offered by this Prospectus are for the account of the individuals listed in the Selling Securityholders section below (the "Selling Securityholders").

The Company will not receive any of the proceeds from sales of Common Stock by the Selling Securityholders.


          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                 PROSPECTIVE PURCHASERS SHOULD CAREFULLY REVIEW
                 THE MATTERS SET FORTH IN "RISK FACTORS" BELOW.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is August 7, 1998.


                              AVAILABLE INFORMATION

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington D.C., 20006. A registration statement on Form S-8 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus:

(a) The Company's latest prospectus filed pursuant to Rule 424(a) under the Securities Act, containing audited financial statements for the Company's latest fiscal year.

(b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in
(a) above.

(c) The description of the Common Stock contained in the Company's Amendment No. 4 to Registration Statement on Form S-1, filed pursuant to the Exchange Act on July 30, 1998, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into such documents). Such requests may be directed to Investor Relations, Maxtor Corporation, 510 Cottonwood Drive, Milpitas, California 95035, or telephone at (408) 432-1700.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. In this Prospectus, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions also identify forward-looking statements. The Company makes these forward-looking statements based upon information available on the date hereof, and assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in this Prospectus as a result of certain factors including, but not limited to, those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing shares of Common Stock.

HISTORY OF OPERATING AND NET LOSSES; ACCUMULATED DEFICIT

     During each of the 19 consecutive quarters ended September 27, 1997, the Company incurred significant operating losses ranging from $125.5 million to $3.1 million per quarter, with net losses ranging from $130.2 million to $4.5 million, primarily as a result of delayed product introductions, product performance and quality problems, low manufacturing yields and under-utilization of manufacturing capacity, high operating expenses and overall market conditions in the HDD industry, including fluctuations in demand and declining average selling prices ("ASPs"). As of June 27, 1998, the Company had a stockholders' deficit of approximately $777.9 million. While the Company achieved operating profits and positive net income for the quarter ended December 27, 1997, it recorded operating and net losses for the fiscal year ended December 27, 1997. The Company also recorded operating and net losses in the six months ended June 27, 1998 due to a $9.9 million compensation expense related to variable features of the Option Plan. The Option Plan has been amended and restated to remove the variable features and provide for fixed award options. There can be no assurance that the factors that led to the Company's history of operating losses have been overcome or that the Company will achieve profitability on either an operating or net income basis in any future quarterly or annual periods. Consequently, recent operating results should not be considered indicative of future financial performance. See "-- Expected Volatility of Stock Price; Absence of Current Trading Market for the Common Stock"."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; AVERAGE SELLING PRICE EROSION; MANAGEMENT OF GROWTH

     The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter-to-quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. The Company's operating results may be subject to significant quarterly fluctuations as a result of a number of factors, including: (i) the Company's ability to be among the first-to-volume production with competitive products; (ii) fluctuations in HDD product demand as a result of the cyclical and seasonal nature of the personal computer ("PC") industry; (iii) the availability and extent of utilization of manufacturing capacity; (iv) changes in product or customer mix; (v) entry of new competitors;
(vi) the complex and difficult process of qualifying the Company's products with its customers; (vii) cancellation or rescheduling of significant orders; (viii) deferrals of customer orders in anticipation of new products or enhancements;
(ix) the impact of price protection measures and return privileges granted by the Company to certain distributors and retailers; (x) component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources; (xi) the availability of adequate capital resources; (xii) increases in research and development expenditures to maintain the Company's competitive position; (xiii) changes in the Company's strategy;
(xiv) personnel changes; and (xv) other general economic and competitive factors. Moreover, since a large portion of the Company's operating expenses, including rent, salaries, capital lease and debt payments and equipment depreciation, are relatively fixed and difficult to reduce or modify, the adverse effect of any decrease in revenue as a result of fluctuations in product demand or otherwise will be magnified by the fixed nature of such operating expenses and could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the HDD industry is characterized by rapidly declining ASPs over the life of a product even for those products which are competitive and timely-to-market. The Company anticipates that this market characteristic will continue for the foreseeable future. In general, the ASP for a given product in the desktop HDD market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. The rate of ASP decline accelerates when, as is currently the case in the HDD industry, some competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. The Company expects ASPs to continue to decline for the remainder of the year. This continuing price erosion could have a material adverse effect on the Company's business, financial condition and results of operations.

     In July 1996, the Company began to modify its management and operational structures. From the first quarter of 1997 to the first quarter of 1998, the Company's timely introduction and volume production of competitive products resulted in quarterly revenue growth. Such restructuring activities and revenue growth placed and are expected in the future to place a significant strain on the Company's personnel and resources. The Company's ability to maintain the advantages of the restructuring and to manage future growth, if any, will depend on its ability to: (i) continue to implement and improve its operational, financial and management information and control systems on a timely basis; (ii) hire, train, retain and manage an expanding employee base; and (iii) maintain effective cost controls, all while being among the first-to-volume production with competitive products. The inability of the Company's management to maintain the advantages of the restructuring, to manage future growth effectively and to continue to be among the first-to-volume production with competitive products could have a material adverse effect on the Company's business, financial condition and results of operations.


RISKS OF FAILED EXECUTION; CHANGING CUSTOMER BUSINESS MODELS

     PC original equipment manufacturers ("OEMs") compete in a market that is consolidating market share among the top ten PC OEMs, which accounted for greater than 50% of all PC units shipped during 1997 and the first six months of 1998. A majority of the Company's HDDs are sold to PC OEMs, which accounted for 74.1% of the Company's revenues for the first six months of 1998. The process of qualifying the Company's products with these PC OEM customers can be complex and difficult. These PC OEMs use the quality, storage capacity and performance characteristics of HDDs to select their HDD providers. PC OEMs typically seek to qualify three or four providers for a given HDD product generation. To qualify consistently with PC OEMs and thus succeed in the desktop HDD industry, an HDD provider must consistently execute on its product development and manufacturing processes in order to be among the first-to-market entry and first-to-volume production at leading storage capacity per disk with competitive prices. Once a PC OEM has chosen its qualified HDD vendors for a given PC product, it generally will purchase HDDs from those vendors for the life of that product. If a qualification opportunity is missed, the Company may not have another opportunity to do business with that PC OEM until the next generation of the Company's products is introduced. The effect of missing a product qualification opportunity is magnified by the limited number of high volume PC OEMs. Failure to reach the market on time or to deliver timely volume production usually results in significantly decreased gross margins due to rapidly declining ASPs and dramatic losses in market share. Failure to obtain significant PC OEM customer qualifications for new or existing products in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to developing and qualifying new products, the Company must address the increasingly changing and sophisticated business needs of its customers. For example, PC OEMs and other PC suppliers are starting to adopt build-to-order manufacturing models which reduce their component inventories and related costs and enable them to tailor their products more specifically to the needs of their customers. Various PC OEM customers also are considering or have implemented a "channel assembly" model in which the PC OEM ships a minimal computer system to the dealer or other assembler, and component suppliers (including HDD manufacturers such as the Company) ship parts directly to the dealer or other assembler for installation at its location. Finally, certain PC suppliers have adopted just-in-time inventory management processes which require component suppliers to maintain inventory at or near the PC supplier's production facility. Together, these changing models increase the Company's capital requirements and costs, complicate the Company's inventory management strategies, and make it more difficult to match manufacturing plans with projected customer demand, thereby increasing the risk of inventory obsolescence and ASP erosion as a result of later shipments to customers. The Company's failure to manage its manufacturing output or inventory in response to these new customer demands and other similar demands that may arise in the future as customers further change their ordering and assembly models could lead to a decline in the demand for the Company's products and a loss of existing or potential new customers and could have a material adverse effect on the Company's business, financial condition and results of operations.

HIGHLY COMPETITIVE INDUSTRY

     Although the Company's share of the desktop HDD market has increased steadily since the first quarter of 1997, this market segment and the HDD market in general are intensely competitive and characterized by rapid technological change, rapid rates of product and technology obsolescence, changing customer requirements, dramatic shifts in market share and significant erosion of ASPs. Consequently, there can be no assurance that the Company will be able to improve on, or prevent the erosion of, the Company's present share of the desktop HDD market.

     The Company competes primarily with manufacturers of 3.5-inch HDDs, including Fujitsu Limited ("Fujitsu"), Quantum Corporation ("Quantum"), Samsung Company Limited ("Samsung"), Seagate Technology, Inc. ("Seagate") and Western Digital Corporation ("Western Digital"), many of which have a larger share of the desktop HDD market than the Company. Other companies, such as International Business Machines Corporation ("IBM"), will be significant competitors of the Company in one or more of the markets into which the Company plans to expand its product portfolio, and could be significant competitors of the Company in its current market should they choose to commit significant resources to providing desktop HDDs.

     Most of the Company's competitors offer a broader array of product lines and have significantly greater financial, technical, manufacturing and marketing resources than the Company. Unlike the Company, certain of the Company's competitors manufacture a significant number of the components used in their HDDs and thus may be able to achieve significant cost advantages over the Company. Certain competitors have preferred vendor status with many of the Company's customers, extensive marketing power and name recognition, and other significant advantages over the Company. In addition, such competitors may determine, for strategic reasons or otherwise, to consolidate, lower the prices of their products or bundle their products with other products. The Company's competitors have established and may in the future establish financial or strategic relationships among themselves or with existing customers, resellers or other third parties. New competitors or alliances could emerge and rapidly acquire significant market share.

     The Company believes that important competitive factors in the HDD market are quality, storage capacity, performance, price, time-to-market entry, time-to-volume production, PC OEM product qualifications, breadth of product lines, reliability, and technical service and support. The Company believes it generally competes favorably with respect to these factors. The failure of the Company to develop and market products that compete successfully with those of other suppliers in the HDD market would have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATION IN PRODUCT DEMAND; FOCUS ON SINGLE MARKET

     The Company presently offers a single product family which is designed for the desktop PC segment of the HDD industry. The demand for the Company's HDD products is therefore dependent to a large extent on the overall market for desktop PCs which, in turn, is dependent on PC life cycles, demand by end-users for increased PC performance and functionality at lower prices (including increased storage capacity), availability of substitute products, including laptop PCs, and overall foreign and domestic economic conditions. The desktop PC and HDD markets are characterized by periods of rapid growth followed by periods of oversupply, and by rapid price and gross margin erosion. This environment makes it difficult for the Company and its PC OEM customers to reliably forecast demand for the Company's products. The Company does not enter into long-term supply contracts with its PC OEM customers, and such customers often have the right to defer or cancel orders with limited notice and without significant penalty. If demand for desktop PCs falls below the customers' forecasts, or if customers do not manage inventories effectively, they may cancel or defer shipments previously ordered from the Company. Moreover, while there has been significant growth in the demand for desktop PCs over the past several years, according to International Data Corporation ("IDC"), the growth rate in the desktop PC market has slowed in recent quarters. Because of the Company's reliance on the desktop segment of the PC market, the Company will be more strongly affected by changes in market conditions for desktop PCs than would a company with a broader range of products. Any decrease in the demand for desktop PCs could lead in turn to a decrease in the demand for the Company's HDD products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Although the desktop PC segment is currently the largest segment of the HDD market, the Company believes that over time, market demand may shift to other market segments that may experience significantly faster growth. In addition, the Company believes that to remain a significant provider of HDDs to major PC OEMs, the Company will need to offer a broader range of HDD products for the existing and new product categories of its PC OEM customers. For these reasons, the Company will need to develop and manufacture new products which address additional HDD market segments and emerging technologies to remain competitive in the HDD industry. Examples of potentially important market segments that the Company's current products are not positioned to address include: (i) the client-server market, which may continue to grow in part as a result of the emerging market trend toward "network computers" (which utilize central servers for data storage and thereby reduce the need for desktop storage); (ii) lower cost (typically below $1,000), lower performance PC systems principally for the consumer marketplace; and (iii) laptop PCs. Significant technological innovation and re-engineering will be required for the Company to produce products that effectively compete in these and other new or growing segments of the HDD market, and there can be no assurance that the Company will be able to design or produce such new products on a timely or cost-effective basis, if at all, while maintaining the required product quality or that such products or other future products will attain market acceptance. Certain of the Company's competitors have significant advantages over the Company in one or more of these and other potentially significant new or growing market segments.

RAPID TECHNOLOGICAL CHANGE AND PRODUCT DEVELOPMENT

     The HDD industry is characterized by rapid technological change, rapid rates of product and technology obsolescence, changing customer requirements, dramatic shifts in market share and significant erosion of ASPs, any of which may render the Company's products obsolete. The Company's future results of operations will depend on its ability to enhance current products and to develop and introduce volume production of new competitive products on a timely and cost-effective basis. To succeed, the Company also must keep pace with and correctly anticipate technological developments and evolving industry standards and methodologies.

     Both in the desktop HDD market for which the Company's current products are designed and in any other HDD market segments in which the Company may compete in the future, advances in magnetic, optical or other technologies, or the development of entirely new technologies, could result in the creation of competitive products that have better performance and/or lower prices than the Company's products. Examples of such new technologies include "giant magneto-resistive" ("GMR") head technology (which already has been introduced by IBM and which Western Digital reportedly will use in its products pursuant to an agreement with IBM) and optically-assisted recording technologies (which currently are being developed by companies such as TeraStor Corporation and Seagate). Currently, the Company intends to incorporate GMR head technology into future products and is evaluating the various approaches to and timing of such a transition. The Company has decided not to pursue optically-assisted recording technologies at this time.

     There can be no assurance that the Company's existing markets will not be eroded by technological developments; that the Company will be successful in developing, manufacturing and marketing product enhancements or new products that respond to and anticipate technological change, such as the transition to GMR head technology and changing customer requirements; or that its new products and product enhancements will be introduced or manufactured in volume on a timely basis and will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Inability to introduce or achieve volume production of competitive products on a timely basis has in the past and could in the future have a material adverse effect on the Company's business, financial condition and results of operations.

     Unlike some of its competitors, the Company does not manufacture any of the components used in its HDDs, including key components such as heads, disks and printed circuit boards ("PCBs"). The Company's product development process therefore involves incorporating components designed by and purchased from third party suppliers. As a consequence, the success of the Company's products is in great part dependent on the Company's ability to gain access to and integrate components which utilize leading-edge technology. The successful management of these integration projects depends on the timely availability and quality of key components, the availability of appropriately skilled personnel, the ability to integrate different products from a variety of vendors effectively, and the management of difficult scheduling and delivery problems. There can be no assurance that the Company will be able to manage successfully the various complexities encountered in integration projects. The Company's success will depend in part on its relationships with key component suppliers, and there can be no assurance that such relationships will develop, that the Company will identify the most advantageous suppliers with which to establish such relationships, or that existing or future relationships with component suppliers will continue for any significant time period.


TRANSITION TO AND DEPENDENCE ON INFORMATION SYSTEMS; YEAR 2000 PROBLEM

     The Company is preparing to implement a new enterprise-wide information system (the "SAP System") provided by SAP, AG ("SAP"), in the fourth quarter of 1998. The SAP System is designed to automate more fully the Company's business processes and will affect most of the Company's functional areas including, without limitation, finance, procurement, inventory control, collections, order processing and manufacturing, and its implementation will require certain upgrades in the Company's existing computer hardware systems. Historically, there have been substantial delays in the implementation of such systems at other companies. Unlike most companies, which implement new information systems in stages over time, the Company has chosen to install and activate the SAP System across most functional areas of the Company simultaneously. The Company believes it is among the first to undertake such a broad, simultaneous implementation of the SAP System. This approach may substantially increase the risk of delay or failure in the SAP System's implementation.

     Implementation of the SAP System will be complex, expensive and time intensive and its successful implementation could be adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain skilled members of the implementation team or to find suitable replacements for such personnel; (iii) the scope of the implementation plan being expanded by unanticipated changes in the Company's business; (iv) any inability to extract data from the Company's existing information system and convert that data into a format that can be accepted by the SAP System; (v) any failure to devise and run appropriate testing procedures that accurately reflect the demands that will be placed on the SAP System following its implementation; and (vi) any failure to develop and implement adequate fall-back procedures in the event that difficulties or delays arise during the initial start-up phase of the SAP System.

     In connection with the implementation of the SAP System, the Company may experience functional and performance problems, including problems relating to the SAP System's response time and data integrity. In addition, resolution of any such problems could entail additional costs. Moreover, as a result of the Company's simultaneous implementation approach, the Company will not have an operational backup information system in the event of a failure of the SAP System. There can be no assurance that the Company will be able to implement the SAP System successfully on a timely and cost effective basis or that the SAP System will not fail or prove to be unsuitable for the Company's needs. The inability of the Company to implement or resolve problems with the SAP System in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. No amounts have been accrued in the Company's consolidated financial statements included elsewhere in this Prospectus for any probable expenses or lost revenue that could result from problems in implementing the SAP System.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies, including Maxtor, will need to be upgraded to comply with such "Year 2000" requirements. Because of the Company's change in its fiscal year end in 1996, the Company's current information systems will need to be upgraded by January 1999 to avoid Year 2000 problems. While the SAP System is expected to resolve this potential problem, there can be no assurance that the SAP System can be implemented successfully and on a timely basis. Moreover, the Company could be adversely impacted by Year 2000 issues faced by major distributors, suppliers, customers, vendors and financial service organizations with which the Company interacts. Any disruption in the Company's operations as a result of Year 2000 noncompliance, whether by the Company or a third party, could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON AND INTEGRATION OF KEY PERSONNEL; HIRING ADDITIONAL SKILLED PERSONNEL

     The Company's success depends upon the continued contributions of its key management, engineering and other technical personnel many of whom, and in particular Michael R. Cannon, the Company's President and Chief Executive Officer, would be extremely difficult to replace. The Company does not have employment contracts with any of its key personnel other than Mr. Cannon; Paul
J. Tufano, its Vice President, Finance and Chief Financial Officer; William F. Roach, its Senior Vice President, Worldwide Sales and Marketing; Dr. Victor B. Jipson, its Senior Vice President, Engineering; Phillip C. Duncan, its Vice President, Human Resources; and K.H. Teh, its Vice President, Worldwide Manufacturing. Furthermore, the Company does not maintain key person life insurance on any of its personnel. In addition, the majority of the Company's senior management and a significant number of its other employees have been with the Company for less than two years. The Company's inability to retain its existing personnel and effectively manage the integration of new personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

     To maintain its current market position and support future growth, the Company will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that the Company will be able to attract and retain such additional personnel. The Company believes that certain competitors recently have made targeted efforts to recruit personnel from the Company, and such efforts have resulted in the Company losing some skilled managers. There can be no assurance that such personnel losses will not continue or increase in the future. Delays in hiring or the inability to hire, train, integrate or retain required personnel, particularly engineers, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, companies in the HDD industry whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. There can be no assurance that the Company will not receive such claims in the future as it seeks to hire qualified personnel or that such claims will not involve the Company in litigation. Consequently, the Company could incur substantial costs in defending itself against any such claims, regardless of their merits.

CONTROL BY AND DEPENDENCE ON HYUNDAI

     Upon completion of the Offerings, Hyundai Electronics America ("HEA") will own approximately 44%-48% depending on whether the Underwriters' over-allotment options were exercised in full) of the shares of the outstanding Common Stock. Five out of the seven members of the Company's Board of Directors (the "Board") are currently employees of HEA or one of its affiliates. Immediately following the Offerings, HEA will have the contractual right to designate one person for nomination to serve as a director in each of the three classes of the Board. Accordingly, HEA will be able to influence or control major decisions of corporate policy and to determine the outcome of any major transaction or other matter submitted to the Company's stockholders or directors, including borrowings, issuances of additional Common Stock and other securities of the Company, the declaration and payment of any dividends on Common Stock, potential mergers or acquisitions involving the Company, amendments to the Company's Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation") and Bylaws (the "Bylaws") and other corporate governance issues. In particular, the affirmative vote of two-thirds of the outstanding voting stock is required to approve certain types of amendments to the Amended and Restated Certificate of Incorporation. Consequently, HEA will be able to block approval of any such amendments that may be proposed in the future as long as it owns at least one-third of the Common Stock and may be able to make it difficult to achieve approval of any such amendment for as long as it owns a significant amount of Common Stock even if its ownership falls below one-third. The Company has granted HEA the contractual right to maintain its ownership interest at 30% through 2000. Stockholders other than HEA therefore are likely to have little or no influence on decisions regarding such matters. HEA and the Company have entered into a Stockholder Agreement under which the Company has granted HEA certain rights to require the Company to register HEA's shares of Common Stock and the right to designate for nomination up to three members of the Board so long as ownership by HEA and certain of its affiliates is between 50% and 10% of the outstanding voting securities of the Company. In the Stockholder Agreement, HEA has agreed to certain restrictions on its rights to solicit proxies, to acquire additional shares of Common Stock and to compete with the Company.

     Conflicts of interest may arise from time to time between the Company and HEA or its affiliates in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, corporate opportunities, tax matters, intellectual property matters, indemnity agreements, registration rights, sales or distributions by HEA of all or any portion of its ownership interest in the Company or HEA's ability to control the management and affairs of the Company. There can be no assurance that HEA and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. The Amended and Restated Certificate of Incorporation specifies certain circumstances in which a transaction between the Company and HEA or an affiliated entity will be deemed fair to the Company and its stockholders, and prescribes guidelines under which HEA and its affiliates will be deemed not to have breached any fiduciary duty or duty of loyalty to the Company, or to have usurped a corporate opportunity available to the Company, if specified conditions are met.

     HEI served as guarantor for the Company's borrowings under various revolving bank credit facilities from August 1995 through June 1998. At March 28, 1998, aggregate indebtedness of the Company guaranteed by Hyundai Electronics Industries ("HEI") of which HEA is a majority owned subsidiary under such facilities was $170.0 million. Due to the economic conditions in Korea and significant recent devaluations of the Korean won versus the U.S. dollar, HEI's reported financial condition as of year-end 1997 was not in compliance with certain financial covenants applicable to HEI as guarantor under such revolving credit facilities, and such non-compliance constituted a default by the Company under such revolving credit facilities and also a default (through a cross-default clause) under an uncommitted credit facility of the Company that is repayable on demand of the lender, is not guaranteed and had an outstanding principal amount of $30.0 million as of June 27, 1998. The default under the revolving credit facilities was waived by the lending banks in June 1998 in exchange for Hyundai Heavy Industries Co., Ltd. ("HHI"), a partial owner of HEA, becoming the guarantor under such facilities in place of HEI and an increase in pricing to reflect borrowing rates based on HHI's current credit rating. As of June 27, 1998, aggregate indebtedness of $170.0 million under the revolving credit facilities was guaranteed by HHI. To date, the lender under the demand facility has not demanded repayment of the $30.0 million outstanding under that facility. The Company intends to use a portion of the proceeds of the Offerings to pay down in full all outstanding amounts under each of its bank revolving credit facilities and any amounts then outstanding under the demand facility and thereafter to terminate the revolving credit facilities. The Company and HEA have agreed that prior to mid-August, 1998, they will replace the Company's revolving line of credit from HEA, which has an outstanding principal balance of $55.0 million, with a long-term, subordinated note in the same principal amount. The Company intends to obtain replacement revolving credit facilities following the public offering that, occurred in July 1998 (the "Public Offering"), that do not depend on any Hyundai entity guarantees. However, the Company believes that current market conditions for such facilities are not as favorable as they have been at certain times in the past, that for various reasons the number of potential lenders actively providing credit facilities to companies in the data storage industry may have decreased recently, and that the terms on which the remaining potential lenders are willing to offer such facilities have become significantly more restrictive and/or costly. Consequently, there can be no assurance that the Company will be able to obtain any such replacement facility or as to the terms and amount of any such facility that it is able to obtain. Any failure to obtain adequate credit facilities on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as a majority-owned subsidiary of HEA, the Company has the benefit of a letter of support from HEI under which HEI agrees to provide sufficient financial support to ensure that the Company will continue as a going concern. Following the Public Offering, the Company believes that it will no longer have the benefit of the support letter.

     HEA could decide to sell or otherwise dispose of all or a portion of its shares of Common Stock at some future date, and there can be no assurance that HEI or HEA will maintain any past or future relationships or arrangements with the Company following any transfer by HEA of a controlling or substantial interest in the Company or that other holders of Common Stock will be allowed to participate in such transaction. Sales by HEA of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices for the Common Stock.

     Since 1996, the Company has been a member of the HEA U.S. consolidated tax group for U.S. federal income tax purposes. Certain material tax consequences result from such affiliation.

     HEI and IBM are parties to a patent cross license agreement (the "IBM License Agreement"), under which HEI and its subsidiaries, including the Company, are licensed with respect to certain IBM patents. HEI is required under the IBM License Agreement to pay IBM a license fee, payable in installments through 2007. HEI has entered into a sublicense with the Company (the "Sublicense Agreement") pursuant to which the Company is obligated to pay IBM a portion of the license fee otherwise due from HEI under the IBM License Agreement, payable in annual installments, when such amounts are due from HEI to IBM. Under the IBM License Agreement, if Maxtor ceases to be a majority-owned subsidiary of HEA, the Company can obtain a royalty-free license under the same terms from IBM upon the joint request of HEI and the Company and the fulfillment of certain conditions. Pursuant to the Sublicense Agreement, HEI has agreed to cooperate to obtain such a license for the Company once the Company ceases to be a majority-owned subsidiary, and the Company has agreed to continue to pay IBM the Company's allocated portion of the license fee following the grant of such a license from IBM. The Company intends to obtain such a license following the Public Offering. HEI and the Company have indemnified each other for certain liabilities arising from their acts or omissions relating to the IBM License Agreement.

     As discussed more fully above in "-- Transition to and Dependence on Information Systems; Year 2000 Problem," the Company is preparing to implement the SAP System. The Company's rights to the SAP System are governed by a license agreement between Hyundai Information Technology Co., Ltd. ("HIT"), an affiliate of HEI, and SAP, which provides that the Company will have the right to use existing software releases so long as the Company remains an affiliate of HIT. The Company currently is discussing with SAP the terms under which the Company could obtain a direct license with SAP. In the event the Company is no longer a majority-owned subsidiary of HEA and is not able to obtain a direct license with SAP, the Company will not be entitled to receive new releases of SAP's information system software or expand the system for other functions. As a result, the Company would not be able to effectively utilize its new information system in the future, which would have a material adverse effect on the Company's business, financial condition and results of operations.

CERTAIN TAX RISKS

     Due to the Company's operating losses, its net operating loss ("NOL") carryforwards and its favorable tax status in Singapore, the Company's tax expense historically has represented only a small percentage of the Company's expenses. The Company's foreign and U.S. tax liability will increase substantially in future periods if the Company attains profitability.

     In December 1997 the Company's Singapore subsidiary, Maxtor Peripherals (S) Pte. Ltd ("Maxtor Singapore"), was granted pioneer tax status in Singapore, thus exempting it from paying Singapore income taxes until June 30, 2003, subject to the ongoing satisfaction of certain conditions. Maxtor Singapore is eligible for up to two additional two-year extensions of this pioneer tax status, subject to the satisfaction of certain additional conditions. There can be no assurance that Maxtor Singapore will be able to satisfy or, if satisfied, to maintain compliance with, the required conditions. If Maxtor Singapore is unable to satisfy and maintain compliance with the required conditions and is unable to obtain a waiver of any such failure, it would lose its pioneer tax status, or would be ineligible for such extensions, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Since 1996, the Company has been a member of the HEA U.S. consolidated tax group for U.S. federal income tax purposes (the "HEA Tax Group"). On December 27, 1997, for federal income tax purposes, the Company had NOL carryforwards of approximately $616.7 million and tax credit carryforwards of approximately $18.8 million which will expire beginning in fiscal year 1999. In June 1998, the Company caused Maxtor Singapore to pay a $400.0 million dividend which will utilize a substantial portion of the Company's NOL carryforwards. In addition, a substantial portion of the remaining NOL carryforwards likely will be utilized by the HEA Tax Group for the 1998 tax year and in connection with amendments to returns for prior years. As a result, there will be a significant reduction in the NOL carryforwards available to the Company for federal income tax purposes for subsequent tax years. Utilization and payment for the Company's NOL carryforwards by the HEA Tax Group is governed by a Tax Allocation Agreement among the Company, HEA and certain other affiliates of HEA, as amended (the "Tax Allocation Agreement"). Under the Tax Allocation Agreement, neither HEA nor the Company shall reimburse the other for any utilization of the other member's NOLs or other tax attributes in the consolidated or combined income tax returns, except that each party shall reimburse the other for any use of the other party's tax attributes as a result of any return or amended return filed after September 15, 1999 or by a taxing authority adjustment after September 15, 1999.

     As a result of the Company's acquisition by HEA, utilization of approximately $253.0 million of the Company's NOL carryforwards and the deduction equivalent of approximately $18.3 million of tax credit carryforwards is limited to approximately $22.4 million per year. After the Public Offering, the amount of the Company's U.S. federal taxable income for any tax year ending after the date of the Public Offering which may be offset by the Company's NOL carryforwards remaining after deconsolidation from the HEA Tax Group will be limited to an amount equal to the aggregate value of the Common Stock and the Series A Preferred Stock immediately before the ownership change multiplied by the long-term tax exempt rate then in effect (e.g., 5.15% for ownership changes occurring during July 1998).

     For periods during which the Company is or was a member of the HEA Tax Group, the Company and its subsidiaries have filed or will file tax returns as part of the HEA Tax Group. After the Public Offering, the Company will cease to be a member of the HEA Tax Group. However, the Company will remain liable for its allocable share of the consolidated or combined tax return liability and for tax deficiencies of the entire HEA Tax Group which relate to the period during which the Company was a member of the HEA Tax Group. There can be no assurance that the HEA Tax Group will satisfy all tax obligations for such periods or that additional liabilities will not be assessed for such periods. In addition, there can be no assurance that the Company's share of the consolidated or combined tax liability will not be increased as a result of subsequent events, such as taxing authority audit adjustments or the filing of amended returns affecting either the Company's items of gain, income, loss, deduction or credit or another member's items of gain, income, loss, deduction or credit. The Company has agreed to indemnify and reimburse HEA if any member of the HEA Tax Group is required to pay any tax, interest or penalty to any taxing authority related to any additional Company separate tax return liability and if there is any increase in the consolidated or combined tax return liability resulting from revisions to the Company's taxable income or revisions to another HEA Tax Group member's taxable income, except to the extent such revisions to another HEA Tax Group member's taxable income are made after September 15, 1999. HEA has agreed to indemnify and reimburse the Company if the Company or any of its subsidiaries is required to pay any tax, interest or penalty to any taxing authority related to any separate tax return of any member of the HEA Tax Group other than the Company or its subsidiaries, and if the Company or any of its subsidiaries is required to pay to any taxing authority any amount in excess of the Company's share of the consolidated or combined tax return liability.


RISKS ASSOCIATED WITH LEVERAGE

     The Company historically has operated with significant amounts of debt as compared to its equity. At June 27, 1998, the Company had outstanding approximately $350.5 million in principal amount of indebtedness. In the first six months of 1998 and for the fiscal year ended December 31, 1997 and nine months ended December 28, 1996, the Company's interest payments were $10.0 million, $26.5 million and $13.4 million, respectively. During the first quarter of 1998, the Company repaid $5.0 million of principal under long term debt agreements. Following the expected application of the estimated net proceeds to the Company of the Offerings to repay a portion of the Company's debt and planned repayments of debt after June 27, 1998 as well as prior to the Offerings, the Company will continue to have at least $150.5 million in principal amount of indebtedness outstanding, including $5.2 million of short-term borrowings and current portions of long-term debt. The Company also has an asset securitization program under which the Company sells its accounts receivable on a non-recourse basis. At June 27, 1998, $100.0 million of accounts receivable was securitized under the program. Continuance of the program is subject to certain conditions, including a condition that all of the long-term public senior debt securities of HHI not fall below a specified rating. The Company has begun negotiations with respect to a $200.0 million asset securitization program which does not require any support from HEA or any of its affiliates and the Company believes it will be able to close this program and terminate its existing securitization program by July 31, 1998. However, there can be no assurance that the Company will be able to obtain commitments to enter into such a program or will be able to implement successfully the new securitization program. Failure of the Company to close the replacement asset securitization program or to obtain alternative financing would have a material adverse effect on the Company's business, financial condition and results of operations.

     Following the Public Offering, the Company will continue to be subject to the risks associated with leverage, which include: (i) principal and interest repayment obligations which require the expenditure of substantial amounts of cash, the availability of which will be dependent on the Company's future performance; (ii) the inability to repay principal or interest when due or violation of loan covenants, which could result in a default on the debt, acceleration of its principal amount and legal actions against the Company; and
(iii) adverse effects of interest expense on the Company's business, financial condition and results of operations.


SINGLE MANUFACTURING FACILITY; FUTURE NEED FOR ADDITIONAL CAPACITY

     The Company's volume manufacturing operations currently are based in a single facility in Singapore. A fire, flood, earthquake or other disaster or condition affecting the Company's facility could disable such facility. Any damage to, or condition interfering with the operation of, the Company's manufacturing facility could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company anticipates that it may need additional manufacturing capacity as early as the beginning of the year 2000. In anticipation of that need, in the summer of 1997, HEI began construction of a 450,000 square foot manufacturing facility in Dalian, China (the "Dalian Facility") for the purpose of making additional manufacturing capacity available to Maxtor. The Dalian Facility is only partially completed and construction is continuing at a reduced pace. HEI has expended approximately $23.0 million on the construction to date. An additional estimated $60.0 million investment will be required to complete the Dalian

Facility to the point where manufacturing lines can be installed, and an estimated additional $25.0 million of machinery and equipment will be required to make the facility ready for its initial phase of operation. The Company and HEI have agreed to discuss the terms under which the Dalian Facility will be completed and by which the Company would either buy or lease the Dalian Facility from HEI, and the Company intends to utilize the Dalian Facility if acceptable terms can be agreed upon. There can be no assurance that the Company will be able to successfully negotiate any such agreement with HEI or that the Dalian Facility will be completed by the time Maxtor requires additional capacity. The terms of any agreement with regard to the Dalian Facility are subject to the approval of the Affiliated Transactions Committee of the Board. Moreover, any such agreement would be conditioned on the transfer of HEI's business license for the Dalian Facility and the transfer of HEI's tax holiday status and other regulatory concessions in Dalian to the Company. If the Company is unable to reach agreement with HEI on acceptable terms or obtain the tax holiday status and other regulatory concessions and the applicable business license, the Company may need to acquire additional manufacturing capacity at other sites. In addition to the Dalian Facility, the Company currently is investigating other manufacturing facilities within Asia. Although the Company believes that alternative manufacturing facilities will be available, a failure by the Company to obtain, on a timely basis, a facility or facilities which allow the Company to meet its customers' demands will limit the Company's growth and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is experiencing space constraints at its Longmont, Colorado facility and is exploring opportunities to obtain additional space in the Longmont area. There can be no assurance that the Company will be able to obtain additional space that can accommodate its needs or that, if obtained, such additional space will be available to the Company on terms at least as favorable as the terms governing its current lease.


NEED FOR ADDITIONAL CAPITAL

     The HDD industry is capital intensive. The Company will require substantial additional working capital to fund its business. The Company's future capital requirements will depend on many factors, including the rate of sales growth, if any, the level of profitability, if any, the timing and extent of spending to support facilities upgrades and product development efforts, the timing and size of business or technology acquisitions, the timing of introductions of new products and enhancements to existing products. Any future equity financing will decrease existing stockholders' percentage equity ownership and may, depending on the price at which the equity is sold, result in significant economic dilution to such stockholders. Moreover, in connection with future equity offerings, the Company may issue preferred stock with rights, preferences or privileges senior to those of the Common Stock. Pursuant to the Amended and Restated Certificate of Incorporation, the Board has authority to issue up to 95 million shares of preferred stock and to fix the rights, preferences and privileges of such shares (including voting rights) without any further action or vote by the stockholders.

     Upon the closing of the Public Offering, the Company intends to terminate its existing bank revolving lines of credit and to seek a new line of credit which may be used from time-to-time to fund the Company's working capital requirements. The Company and HEA have agreed that prior to closing of the Public Offering, they will replace the Company's revolving line of credit from HEA, which has an outstanding principal balance of $55.0 million, with a long-term, subordinated note in the same principal amount. The Company also plans to replace its existing receivables securitization facility with a new $200.0 million facility, and has begun negotiations with respect to such new facility. There can be no assurance that any required financing of the Company will be available on acceptable terms, when needed, if at all. The unavailability of, or delays in obtaining, any necessary financing could prevent or delay the continued development and marketing of the Company's products and may require curtailment of various operations of the Company and, if adequate funds were not available from operating profits, would have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION

     The Company focuses its marketing efforts on and sells its HDDs to a limited number of PC OEMs, distributors and retailers. During the six months ended June 27, 1998, two customers, Dell Computer Corporation ("Dell") and IBM, accounted for approximately 27% and 17%, respectively, of the Company's revenue, and the Company's top ten customers accounted for approximately 74% of the Company's revenue. During the fiscal year ended December 27, 1997, two PC OEM customers, Compaq Computer Corporation ("Compaq") and Dell, accounted for approximately 21% and 10%, respectively, of the Company's revenue, and the Company's top ten customers accounted for approximately 60% of the Company's revenue. During the fiscal year ended December 28, 1996, one customer, SED International Holdings, Inc. ("SED"), a distributor, accounted for approximately 16% of the Company's revenue and the Company's top ten customers accounted for approximately 75% of the Company's revenue. During the fiscal year ended March 30, 1996, while no customer accounted for more than 10% of the Company's revenue, the Company's top ten customers accounted for approximately 51% of the Company's revenue.

     The Company anticipates that a relatively small number of customers will continue to account for a significant portion of its revenue for the foreseeable future, and that the proportion of its revenue derived from such customers may continue to increase in the future. The ability of the Company to maintain strong relationships with its principal customers, including in particular its PC OEM customers, is essential to the ongoing success and profitability of the Company. Although the Company believes its relationships with key customers generally are good, in order to maintain its customer relationships, particularly with PC OEMs, the Company must be among the first-to-volume production with competitive products. The concentration of sales in a relatively small number of major customers represents a business risk that loss of one or more accounts, or a decrease in the volume of products sold to such accounts, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Due to the intense competition in the HDD market, customers may choose from various suppliers and therefore can make substantial demands on their chosen suppliers. The Company's customers generally are not obligated to purchase any minimum volume and generally are able to terminate their relationship with the Company at will. Consequently, major customers have significant leverage over the Company and may attempt to change the terms, including pricing and delivery terms, upon which the Company sells its products. Moreover, as the Company's PC OEM, distributor and retail customers are pressured to reduce prices in response to competitive factors, the Company may be required to reduce the prices of its products before it knows how, or if, internal cost reductions can be obtained. If the Company is forced to change the terms, including pricing, upon which the Company sells its products or is unable to achieve required cost reductions in connection with reductions in the prices of its products, the Company's operating margins could decline and such decline could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON SUPPLIERS OF COMPONENTS AND SUB-ASSEMBLIES

     The Company does not manufacture any of the components used in its HDDs and therefore is dependent on qualified suppliers for the components that are essential for manufacturing the Company's products, including heads, head stack assemblies, media and integrated circuits. A number of the key components used by the Company in its products are available from only one or a limited number of outside suppliers. Currently, the Company purchases DSP/controller and spin/servo integrated circuits only from Texas Instruments, Inc. ("TI") and purchases channel integrated circuits only from Lucent Technologies, Inc. ("Lucent"). Some of the components required by the Company may periodically be in short supply, and the Company has, on occasion, experienced temporary delays or increased costs in obtaining components. As a result, the Company must allow for significant lead times when procuring certain components. In addition, cancellation by the Company of orders for components due to cut-backs in production precipitated by market oversupply, reduced demand, transition to new products or technologies or otherwise can result in payment by the Company of significant cancellation charges to suppliers. The Company orders the majority of its components on a purchase order basis and only has limited long-term volume purchase agreements with certain existing suppliers. Any inability of the Company to obtain sufficient quantities of components meeting the Company's specifications, or to develop in a timely manner alternative sources of component supply if and as required in the future, could adversely affect the Company's ability to manufacture its products and deliver them on a timely basis, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Because the Company does not manufacture any of the components used in its HDDs, the Company's product development process involves incorporating components designed by and purchased from third party suppliers. As a consequence, the success of the Company's products is in great part dependent on the Company's ability to gain access to and integrate components which utilize leading-edge technology. The successful management of these integration projects depends on the timely availability and quality of key components, the availability of appropriately skilled personnel, the ability to integrate different products from a variety of vendors effectively, and the management of difficult scheduling and delivery problems. There can be no assurance that the Company will be able to manage successfully the various complexities encountered in integration projects. The Company's success will depend in part on its relationships with key component suppliers, and there can be no assurance that such relationships will develop, that the Company will identify the most advantageous suppliers with which to establish such relationships, or that existing or future relationships with component suppliers will continue for any significant time period.


LIMITED PROTECTION OF INTELLECTUAL PROPERTY; RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT

     The Company has patent protection on certain aspects of its technology and also relies on trade secret, copyright and trademark laws, as well as contractual provisions to protect its proprietary rights. There can be no assurance that the Company's protective measures will be adequate to protect the Company's proprietary rights; that others, including competitors with substantially greater resources, have not developed or will not independently develop or otherwise acquire equivalent or superior technology; or that the Company will not be required to obtain licenses requiring it to pay royalties to the extent that the Company's products may use the intellectual property of others, including, without limitation, Company products that may also be subject to patents licensed by the Company. There can be no assurance that any patents will be issued pursuant to the Company's current or future patent applications, or that patents issued pursuant to such applications or any patents the Company owns or has licenses to use will not be invalidated, circumvented or challenged. Moreover, there can be no assurance that the rights granted under any such patents will provide competitive advantages to the Company or be adequate to safeguard and maintain the Company's proprietary rights. Litigation may be necessary to enforce patents issued or licensed to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of the Company or others. The Company could incur substantial costs in seeking enforcement of its issued or licensed patents against infringement or the unauthorized use of its trade secrets and proprietary know-how by others or in defending itself against claims of infringement by others, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain countries in which the Company's products are manufactured and sold, including various countries in Asia, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States, and there can be no assurance that such laws will be enforced in an effective manner. The failure of the Company to enforce and protect its intellectual property rights could have a material adverse effect on the Company's business, financial condition and results of operations.

     As a majority-owned subsidiary of HEA, the Company has had the benefit of certain third party intellectual property rights on terms that may have been more favorable than would have been available to the Company if it were not a majority-owned subsidiary of HEA. There can be no assurance that the Company will be able to obtain similar rights in the future on terms as favorable as those currently available to it.

     The HDD industry, like many technology-based industries, is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company, its component suppliers and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patent infringement against the Company, its component suppliers or its customers which may relate to certain of the Company's products. If the Company is notified of such a claim, it may have to obtain appropriate licenses or cross-licenses, modify its existing technology or design non-infringing technology. There can be no assurance that the Company can obtain adequate licenses or cross-licenses on favorable terms or that it could modify its existing technology or design non-infringing technology and, in either case, the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company to date has not been a party to any material intellectual property litigation, certain of its competitors have been sued on patents having claims related to HDDs and there can be no assurance that third parties will not initiate infringement actions against the Company or that the Company could defend itself against such claims. If there is an adverse ruling against the Company in an infringement lawsuit, it could result in the issuance of an injunction against the Company or its products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or, in the case of a finding of a willful infringement, treble damages. Accordingly, such an adverse ruling could have a material adverse effect on the Company's business, financial condition and results of operations.

     Similar to certain other providers of HDDs, the Company has received correspondence from Papst-Motoren GmbH and Papst Licensing (collectively "Papst") claiming infringement of at least 13 HDD motor patents. The patents relate to motors that the Company purchases from motor vendors and the use of such motors in HDDs. While the Company believes that it has meritorious defenses against a lawsuit if filed, the results of litigation are inherently uncertain and there can be no assurance that Papst will not assert other infringement claims relating to current patents, pending patent applications and future patents or patent applications; will not initiate a lawsuit against the Company; or that the Company will be able to successfully defend itself against such a lawsuit. A favorable outcome for Papst in such a lawsuit could result in the issuance of an injunction against the Company or its products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or, in the case of a finding of a willful infringement, treble damages and could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON INTERNATIONAL OPERATIONS; RISKS FROM INTERNATIONAL SALES

     The Company conducts all of its volume manufacturing and testing operations and purchases a substantial portion of its key components outside of the U.S. In addition, the Company derives a significant portion of its revenue from sales of its products to foreign distributors and retailers. Dependence on revenue from international sales and managing international operations each involve a number of inherent risks, including economic slowdown and/or downturn in the computer industry in such foreign markets, international currency fluctuations, general strikes or other disruptions in working conditions, political instability, trade restrictions, changes in tariffs, the difficulties associated with staffing and managing international operations, generally longer receivables collection periods, unexpected changes in or impositions of legislative or regulatory requirements, reduced protection for intellectual property rights in some countries, potentially adverse taxes, delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers. International sales also will be impacted by the specific economic conditions in each country. For example, the Company's international contracts are denominated primarily in U.S. dollars. Significant fluctuations in currency exchange rates against the U.S. dollar, particularly the recent significant depreciation in the currencies of Japan, Korea, Taiwan and Singapore relative to the U.S. dollar, have caused the Company's products to become relatively more expensive to distributors and retailers in those countries, and thus have caused, and may continue to cause, deferrals, delays and cancellations of orders. The Company attempts to minimize the impact of foreign currency exchange rate changes on certain underlying assets, liabilities and anticipated cash flows for operating expenses denominated in foreign currencies by entering into short-term, foreign exchange (primarily forward purchase and sale) contracts. There can be no assurance that all foreign currency exposures will be adequately covered, and these factors, as well as other unanticipated factors, could have a material adverse effect on future international sales of the Company's products and consequently, on the Company's business, financial condition and results of operations.

STORMEDIA; LEGAL PROCEEDINGS

     The Company currently is involved in a dispute with StorMedia Incorporated ("StorMedia"), which arises out of an agreement among the Company, StorMedia and HEI which became effective on November 17, 1995 (the "StorMedia Agreement"). Pursuant to the StorMedia Agreement, StorMedia agreed to supply disk media to the Company. StorMedia's disk media did not meet the Company's specifications and functional requirements as required by the StorMedia Agreement and the Company ultimately terminated the StorMedia Agreement. After a class action securities lawsuit was filed against StorMedia by certain of its shareholders in September 1996 which alleged, in part, that StorMedia failed to perform under the StorMedia Agreement, StorMedia sued HEI, Mong Hun Chung (HEI's chairman), Dr. Chong Sup Park (HEA's President and then President of the Company who signed the StorMedia Agreement on behalf of the Company) and K.S. Yoo (the individual who signed the StorMedia Agreement on behalf of HEI) (collectively the " Original Defendants") in the U.S. District Court for the Northern District of California (the "Federal Suit"). In the Federal Suit, StorMedia alleged that at the time HEI entered into the StorMedia Agreement, it knew that it would not and could not purchase the volume of products which it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million.

     In December 1996, the Company filed a complaint against StorMedia and William Almon (StorMedia's Chairman and Chief Executive Officer) in a Colorado state court seeking approximately $100 million in damages and alleging, among other claims, breach of contract, breach of implied warranty of fitness and fraud under the StorMedia Agreement (the "Colorado Suit"). This proceeding was stayed pending resolution of the Federal Suit. The Federal Suit was permanently dismissed early in February 1998. On February 24, 1998, StorMedia filed a new complaint in Santa Clara County Superior Court for the State of California for $206 million, alleging fraud and deceit against the Original Defendants and negligent misrepresentation against HEI and the Company (the "California Suit"). On May 18, 1998, the stay on the Colorado Suit was lifted by the Colorado state court. The Company's motion to dismiss, or in the alternative, stay the California Suit, is pending.

     The Company believes that it has meritorious defenses against the claims alleged by StorMedia and intends to defend itself vigorously. However, due to the nature of litigation and because the pending lawsuits are in the very early pre-trial stages, the Company cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. The litigation could result in significant diversion of time by the Company's technical personnel, as well as substantial expenditures for future legal fees. After consideration of the nature of the claims and facts relating to the litigation, including the results of preliminary discovery, the Company's management believes that the resolution of this matter will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has been notified of certain other claims, including claims of patent infringement. While the ultimate outcome of these claims and the claims described above is not determinable, the Company does not believe that resolution of these matters will have a material adverse effect on the Company's business, financial condition or results of operations. No amounts related to any claims or actions have been reserved in the Company's financial statements.

WARRANTY EXPOSURE

     Products offered by the Company may contain defects in hardware, firmware or workmanship that may remain undetected or that may not become apparent until after commercial shipment. The Company generally provides a standard three year warranty on its products. This standard warranty contains a limit on damages and an exclusion of liability for consequential damages and for negligent or improper use of the product. The Company establishes a reserve, at the time of product shipment, in an amount equal to its estimated warranty expenses. The Company had warranty reserves of $22.7 million and $26.2 million as of December 27, 1997 and June 27, 1998, respectively. While the Company believes that its warranty reserves will be sufficient to cover its warranty expenses, there can be no assurance that such reserves will be sufficient or that the limitations on liability contained in the Company's warranty will be enforceable. The Company's failure to maintain sufficient warranty reserves or the unenforceability of such liability limitations could have a material adverse effect on the Company's business, financial condition and results of operations.

EXPECTED VOLATILITY OF STOCK PRICE; ABSENCE OF CURRENT TRADING MARKET FOR THE COMMON STOCK

     In recent years the stock market in general, and the market for shares of high technology and HDD companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of the affected companies. The trading price of the Common Stock may be subject to extreme fluctuations both in response to business-related issues (e.g., quarterly fluctuations in operating results, announcements of new products by the Company or its competitors, and the gain or loss of significant PC OEM or other customers) and in response to stock market-related influences (e.g., changes in analysts' estimates, the presence or absence of short-selling of the Common Stock and events affecting other companies that the market deems comparable to the Company). The trading price of the Common Stock also may be affected by events relating to HEA and HEI, including sales of Common Stock by HEA or the perception that such sales may occur (due to the financial condition of HEA or otherwise). Further, the trading price of the Common Stock may be subject to extreme fluctuations in response to general economic conditions in the U.S., Korea, Southeast Asia and elsewhere, such as interest rates, inflation rates, exchange rates, unemployment rates, and trade surpluses and deficits. There can be no assurance that the trading price of the Common Stock will not decline below its initial offering price to the public. Immediately prior to the Offerings there was no public market for the Common Stock and there can be no assurance that following the Public Offering an active trading market will develop or be maintained. The Public Offering price was determined by negotiations among the Company and various representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following the Public Offering.

     In addition, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts or investors. In such event, the trading price of the Common Stock could be materially and adversely affected.

ENVIRONMENTAL MATTERS

     Although the Company uses only a limited variety of chemicals in its manufacturing and research operations, the Company is still subject to a wide range of environmental protection regulations in the U.S. and Singapore. While the Company has not experienced any material adverse effect on its operations as a result of such laws, there can be no assurance that future regulations would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its activities conform to all present environmental regulations in all material aspects. In the U.S., environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. There can be no assurance that the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on the Company's business, financial condition and results of operations.

EFFECT OF ANTITAKEOVER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits a publicly held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by management directors and certain employee stock plans); or (iii) on or subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the corporation's voting stock.

     In addition, pursuant to the Amended and Restated Certificate of Incorporation, the Board has authority to issue up to 95 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such preferred stock could have a material adverse effect on the market price of the Common Stock. The Company has no present plan to issue shares of preferred stock.

     The Amended and Restated Certificate of Incorporation provides that the Board will be divided into three classes of directors serving staggered three-year terms. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. The Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board, the Chairman of the Board, or the Chief Executive Officer of the Company. Advance notice is required for stockholder proposals or director nominations by stockholders. These provisions may be amended only by the affirmative vote of at least two-thirds of the outstanding voting stock of the Company, voting as a single class. In addition, the Company has entered into a Stockholder Agreement with HEA which grants HEA certain rights to designate directors for nomination, requires HEA to vote in favor of other Board nominees so long as HEA's rights to designate nominees are honored, and restricts HEA's right to solicit proxies or acquire additional shares of Common Stock.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a holder of Common Stock to participate in tender offers, including tender offers at a price above the then current market price of the Common Stock. Such provisions also may inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of shares of Common Stock in the public market after the Public Offering could adversely affect the market price of the Common Stock. Upon completion of the Public Offering, the Company will have approximately 91,974,998 shares of Common Stock outstanding, of which 47,500,000 shares (54,625,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely transferable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act, and assuming no exercise of options to purchase Common Stock after June 27, 1998. The Company and its officers, directors and certain stockholders have agreed that, during the period beginning from July 30, 1998 and continuing to and including the date 180 days thereafter, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on such date) which are substantially similar to the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Smith Barney Inc., except for the Common Stock offered in connection with the Public Offering.

     Smith Barney Inc. may, however, in its sole discretion, at any time without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements. Sales of shares of Common Stock by existing stockholders in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. HEA, which upon the closing of the Public Offering, will own approximately 44,029,850 shares of Common Stock, has certain rights with respect to registration of such shares of Common Stock for sale to the public. As has been publicly reported, many Korean companies have been affected adversely by recent economic conditions in Korea. The financial condition of HEA or its affiliates could influence any decision concerning HEA's disposition of Common Stock after the Public Offering. Sales of Common Stock by HEA or the perception that such sales may occur could adversely affect the trading price of the Common Stock. In addition, approximately 1,951,044 shares of Common Stock are issuable upon exercise of vested outstanding options granted under the Option Plan. The Company intends to file a registration statement immediately after the closing of the Public Offering to allow resale of such option shares.

                                   THE COMPANY

The Company is a leading provider of hard disk drive storage products for desktop PC systems. The Company's principal offices are located at 510 Cottonwood Drive, Milpitas, California 95035, and its telephone number is (408) 432-1700.


                             SELLING SECURITYHOLDERS

The following is a list of the selling securityholders and the amount of shares to be sold:

Selling Securityholders    Title                                Number of Shares
Michael R. Cannon          President and CEO                         100,000
William F. Roach           Senior VP, Worldwide Sales                35,000
Dr. Victor P. Jipson       Senior VP, Engineering                    35,000
Paul J. Tufano             VP, Finance and CFO                       35,000
Phillip C. Duncan          VP, Human Resources                       15,000
Pantelis Alexopoulos       VP, Advanced Technology and Chief
                            Technology Officer                       35,000
David L. Beaver            VP, Materials                             10,000
Michael D. Cordano         VP, Strategic Account Sales               10,000
John Hagerman              VP, Strategic Initiatives                 10,000
Kevin Magenis              VP, Engineering                           20,000
Misha Rozenberg            VP, Quality                               15,000
Glenn H. Stevens           VP, General Counsel and Secretary         15,000
Kee Hong Teh               VP, Worldwide Manufacturing               35,000
Michael J. Wingert         VP, Engineering                           20,000

                              PLAN OF DISTRIBUTION

The shares of Common Stock covered by the Prospectus may be offered or sold from time to time on the Nasdaq National Market by the Selling Securityholders, or by pledgees, donees, transferees or other successors in interest. The shares will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Such sales may be made in the "Pink Sheets," in block trades, pursuant to purchases by a broker or a dealer as principal, in private transactions, in negotiated transactions or otherwise, at prices and at terms then prevailing or at negotiated prices. The Company will not receive any of the proceeds from sales by the Selling Securityholders.

Any broker or dealer involved in the offer or sale of the shares included herein may receive brokerage commissions or discounts. To the knowledge of the Company, there is currently no agreement with any broker or dealer respecting such transactions. Upon sale of such shares, the Selling Securityholders or anyone effecting sales on behalf of the Selling Securityholders may be deemed an underwriter, as that term is defined in the Securities Act. Each Selling Securityholder does not believe that he or she is an underwriter within the meaning of the Securities Act. All expenses of the registration of the Common Stock covered by this Prospectus are to be borne by the Company.

                             LEGAL MATTERS; EXPERTS

The validity of the Common Stock will be passed upon for the Company by Gray Cary Ware & Freidenrich LLP.

The financial statements of Maxtor Corporation incorporated by reference in this Reoffer Prospectus have been audited by PricewaterhouseCoopers LLP and Ernst & Young, LLP, independent public accountants, and are included in reliance upon their authority as experts in accounting and auditing.

                              --------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------

                                 390,000 SHARES
                               MAXTOR CORPORATION
                                  COMMON STOCK

                            ------------------------

                               REOFFER PROSPECTUS

                            ------------------------

                                 AUGUST 7, 1998

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.  Incorporation of Documents by Reference

         Maxtor Corporation (the "Company") hereby incorporates by reference in this registration statement the following documents:

         (a) The Company's latest prospectus filed pursuant to Rule 424(a) under the Securities Act of 1933, as amended (the "Securities Act"), containing audited financial statements for the Company's latest fiscal year.

         (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") since the end of the fiscal year covered by the annual report referred to in (a) above.

         (c) The description of the Company's Common Stock contained in the Company's Amendment No. 4 to Registration Statement on Form S-1, filed pursuant to Section 12 of the Exchange Act on July 30, 1998, including any amendment or report filed for the purpose of updating such description.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.


Item 4.  Description of Securities

         Inapplicable.


Item 5.  Interests of Named Experts and Counsel

         Inapplicable.


Item 6.  Indemnification of Directors and Officers

         Delaware law authorizes corporations to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach or alleged breach of the directors' fiduciary "duty of care." While the relevant statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on directors' duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or approval of any transaction from which a director derives an improper personal benefit.

         The Certificate of Incorporation and the By-Laws of the Company provide for mandatory indemnification of its officers, directors and key employees to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware. The Company also has entered into indemnification agreements with its officers and directors which provide, among other things, mandatory indemnification of such individuals in situations in which indemnification is only permissive under Section 145. Section 145 of the General Corporation Law of the State of Delaware provides for indemnification in terms sufficiently broad to indemnify such individuals, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

Item 7.  Exemption From Registration Claimed

         Inapplicable.


Item 8.  Exhibits

         See Exhibit Index.


Item 9.  Undertakings

         (a)  Rule 415 Offering.

         The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Filing incorporating subsequent Exchange Act documents by reference.

              The undersigned registrant hereby undertakes that, for purposes determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Request for acceleration of effective date or filing of registration statement on Form S-8.

              Insofar as indemnification for liabilities arises under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on August 7, 1998.

                                           MAXTOR CORPORATION


                                           By:  /s/ Glenn H. Stevens
                                                --------------------------------
                                                Glenn H. Stevens
                                                Vice President, General Counsel
                                                and Secretary

                                POWER OF ATTORNEY

         The officers and directors of Maxtor Corporation whose signatures appear below hereby constitute and appoint Michael R. Cannon and Glenn H. Stevens, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-8, and each of the undersigned does hereby ratify and confirm all that each of said attorney and agent, or their and his substitutes, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated on August 7, 1998:

Signature                     Title
---------                     -----

/s/ Michael R. Cannon         President, Chief Executive Officer and
---------------------------   Director (Principal Executive Officer)
Michael R. Cannon


/s/ Paul J. Tufano            Vice President, Finance, and Chief
---------------------------   Financial Officer (Principal Financial
Paul J. Tufano                and Accounting Officer)


/s/ Dr. Chong Sup Park        Chairman of the Board
---------------------------
Dr. Chong Sup Park


---------------------------   Director
Charles Hill

/s/ Charles F. Christ
---------------------------   Director
Charles F. Christ



---------------------------   Director
Y. H. Kim



---------------------------   Director
Philip S. Paul


/s/ Chang See Chung
---------------------------   Director
Chang See Chung


                                  EXHIBIT INDEX

4.1      Amended and Restated Certificate of Incorporation of the Company dated
         July 24, 1998 (1)

4.2      Amended and Restated Bylaws of the Company dated July 24, 1998 (1)

4.3      Stockholder Agreement dated June 25, 1998 (1)

5        Opinion regarding legality

23.1     Consent of Counsel (included in Exhibit 5)

23.2     Consent of PricewaterhouseCoopers L.L.P., Independent Accountants

23.3     Consent of Ernst & Young L.L.P., Independent Auditors

24 Power of Attorney (included in signature pages to this registration statement)

99.1     1998 Restricted Stock Plan (2)

99.2     Stock Grant Agreement under 1998 Restricted Stock Plan (2)

99.3     1998 Employee Stock Purchase Plan (2)

99.4     Amended and Restated 1996 Stock Option Plan (2)


(1) Incorporated by reference to the Company's Registration Statement on Amendment 3 to Form S-1 filed with the Commission on July 30, 1998

(2) Incorporated by reference to the Company's Registration Statement on Amendment 2 to Form S-1 filed with the Commission on June 29, 1998